CLAREMONT TECHNOLOGIES CORP.

ANLIAN BUILDING, SUITE #A 1501

FUTIAN DISTRICT, SHENZHEN, CHINA

December 15, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Registration Statement on Form SB-2, File No. 333-54414

Ladies and Gentlemen:

Claremont Technologies Corp., a Nevada corporation (the “Registrant”), hereby applies, pursuant to Rule 477 of the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form SB-2 (File No. 333-54414), together with all exhibits thereto (the “Registration Statement”).  The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on January 26, 2001.

No securities were offered or sold pursuant to the Registration Statement. The Registrant is requesting withdrawal of the Registration Statement because disclosures and financial statements contained therein are no longer current and the Registrant has elected to withdraw in lieu of amending the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Vincent J. McGill of Eaton & Van Winkle LLP, the Registrant’s legal counsel, via facsimile at 212-779-9928 and via mail at 3 Park Avenue, New York, New York 10016.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact Vincent J. McGill at 212-561-3604.

Very truly yours,

CLAREMONT TECHNOLOGIES CORP.

By:   /s/ Yongqi Zhu

Name: Yongqi Zhu

Title: Chairman and Chief Executive Officer